Exhibit 99.3

AMENDMENT NO. 1 TO EXCHANGE RIGHTS AGREEMENT

THIS AMENDMENT NO. 1 TO EXCHANGE RIGHTS AGREEMENT (this “Amendment”) is made as of July 15, 2021, by and among Glass House Brands Inc., a British Columbia corporation (formerly Mercer Park Brand Acquisition Corp.) ( “Parent”), MPB Acquisition Corp., a Nevada corporation (“Exchangeco”), Odyssey Trust Company, an Alberta trust company, and Kyle D. Kazan, as the representative of the Class B shareholders (the “Sellers’ Representative”). Each of the foregoing is referred to herein as a “Party” and, collectively, as the “Parties.”

WHEREAS, the Parties are party to that certain Exchange Rights Agreement, dated as of June 29, 2021 (the “Exchange Rights Agreement”) entered into in connection with that certain Agreement and Plan of Merger, dated April 8, 2021, as amended by Amendment No. 1 thereto, dated as of June 18, 2021, and as further amended by Amendment No. 2 thereto, dated as of June 28, 2021 (collectively, the “Merger Agreement”), among, inter alia, Parent, Exchangeco, Exchangeco’s wholly-owned merger subsidiary, MPB Mergersub Corp., a Delaware corporation, GH Group, Inc., a Delaware corporation (“GH”), certain of GH’s shareholders sufficient to authorize the underlying merger under Delaware General Corporation Law, and Kyle Kazan, as the GH shareholder representative;

WHEREAS, as a result of the consummation of the transactions contemplated by the Merger Agreement (the “Merger”), Exhangeco has become the owner of all of the issued and outstanding shares of GH, in exchange for merger consideration made up of, in part, Class B voting exchangeable common shares of Exchangeco (the “Class B Shares”) issued to the persons (the “Class B Shareholders”) listed on Schedule A to the Exchange Rights Agreement;

WHEREAS, the Parties desire and agree to amend certain terms set forth in the Exchange Rights Agreement on the terms and conditions contained herein;

WHEREAS, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Exchange Rights Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the mutual receipt and legal sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, mutually agree as follows:

1.	The following party shall be added as a Party to the Exchange Rights Agreement as follows: “and

ODYSSEY TRUST COMPANY, a trust company incorporated under the Loan and Trust Corporations Act (Alberta) with an office in the City of Calgary in the Province of Alberta (hereinafter called the “Odyssey”)”

2.	Section 2.2(3) of the Exchange Rights Agreement is hereby replaced with the following:

“(3)	Payment of the Class B Share Consideration in respect of each Class B Share so purchased shall be satisfied by Parent by (i) issuing or causing to be issued to each holder of such Class B Share the number of Parent Subordinate Voting Shares for which such Class B Share is exchangeable in accordance with Article 5 of the Class B Share Provisions (which shares shall be fully paid, nonassessable and free and clear of any liens, claims or encumbrances) and (ii) delivering or causing to be delivered to each holder of such Class B Share the Additional Amount payable thereon, less any amounts withheld on account of tax in accordance with Section 13.3 of the Class B Share Provisions.”

3.            Section 2.3(2) and 2.3(3) are each hereby replaced as follows:

“(2)	To exercise the Class B Shareholders’ Put Right, the Class B Shareholder shall deliver to Odyssey, in person, via electronic delivery or by certified or registered mail, at its principal executive office or at such other place in North America as Parent or Odyssey may from time to time designate by written notice to the Class B Shareholders, certificates, if any, representing the Class B Shares which such Class B Shareholder desires Parent to purchase (or a lost stock certificate affidavit in a form reasonably satisfactory to Exchangeco), duly endorsed in blank, and accompanied by such other documents and instruments as may reasonably be required to effect a transfer of Class B Shares under applicable law and the Constating Documents, together with (a) a duly completed notice of exercise (the “Notice of Exercise”) of the Class B Shareholders’ Put Right, in the form attached hereto as Schedule B, stating: (i) that the Class B Shareholder thereby exercises the Class B Shareholders’ Put Right, as applicable, so as to require Parent to purchase from such Class B Shareholder the number of Class B Shares specified therein; (ii) that such Class B Shareholder has good and marketable title to and owns all such Class B Shares to be acquired by Parent free and clear of all liens, claims and encumbrances; (iii) that such Class B Shareholder is a Resident (or strike out this representation in the event the Class B Shareholder is not a Resident); (iv) the name(s) in which the certificates, DRS or book positions representing Parent Subordinate Voting Shares issuable in connection with the exercise of the Class B Shareholders’ Put Right are to be issued; (v) the name(s) and address(es) of the persons to whom such certificates or DRS representing Parent Subordinate Voting Shares should be delivered; and (vi) that it will provide Parent or any of its Affiliates with such representations or certificates as are reasonably requested by Parent or any of its Affiliates in order to comply with applicable securities legislation, and (b) payment (or evidence of withholding satisfactory to Parent or Odyssey) of applicable taxes, if any, payable or required to be withheld as contemplated by Section 7.6.”

“(3)	If only a part of the Class B Shares represented by any certificate or certificates delivered to Odyssey are to be purchased by Parent or an Affiliate of Parent under the Class B Shareholders’ Put Right, then a new certificate for the balance of such Class B Shares shall be issued or caused to be issued to such Class B Shareholder by Exchangeco.”

4.            A new Section 2.3(4) is hereby added as follows:

“(4) Notwithstanding any other provisions of this Agreement, any validly completed and executed Notice of Exercise delivered to Parent, Exchangeco and/or Odyssey prior to the date of any amendment to the Agreement shall be deemed to have been validly and properly delivered to Parent, Exchangeco and/or Odyssey, as the case may be, and Odyssey, together with any other Party as applicable, is hereby authorized and directed to act upon such Notice of Exercise in accordance with the terms of the Agreement, as may be amended from time to time.”

5.            Section 2.6 is hereby replaced as follows:

“2.6.	Notice of Insolvency Event. As soon as practicable but in no event later than five (5) Business Days following the occurrence of an Insolvency Event or any event which with the giving of notice or the passage of time or both would be an Insolvency Event, each of Parent and Exchangeco shall give or cause to be given written notice thereof to each Class B Shareholder, which notice shall contain a brief statement of the right of the Class B Shareholders with respect to the Class B Shareholders’ Put Right.”

6.            Section 3.2 is hereby replaced as follows:

“3.2.	Notice of Exercise of Liquidation Call Right. To exercise the Liquidation Call Right, Parent must notify or cause to notify the Class B Shareholders and Exchangeco of Parent’s intention to exercise such right at least thirty (30) days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding-up of Exchangeco and at least five (5) Business Days before the Liquidation Date in the case of an involuntary liquidation, dissolution or winding-up of Exchangeco. If Parent duly exercises the Liquidation Call Right in accordance with Sections 3.1, 3.2 and 3.3, on the Liquidation Date, Parent will purchase, and each Class B Shareholder (other than any Class B Shareholder which is an Affiliate of Parent) will sell, all of the outstanding Class B Shares held by such Class B Shareholder for a price per Class B Share equal to the Liquidation Call Purchase Price, which price shall be satisfied in the manner set forth in Section 3.3, and the Class B Shareholders will not receive the Liquidation Amount under Article 6 of the Class B Share Provisions.”

7.            Section 4.2 is hereby replaced as follows:

“4.2.	Notice of Exercise of Redemption Call Right. To exercise the Redemption Call Right, Parent must notify or cause to be notified: (i) Exchangeco of Parent’s intention to exercise such right within five (5) Business Days of receiving the Redemption Notice from Exchangeco in accordance with Section 8.2(a) of the Class B Share Provisions and (ii) the Class B Shareholders in accordance with Section 8.2(b) of the Class B Share Provisions as if references to Exchangeco therein were to Parent. If Parent exercises the Redemption Call Right then, on the Redemption Date or the Later Redemption Date, as applicable, Parent will purchase, and each Class B Shareholder (other than any Class B Shareholder which is an Affiliate of Parent) will sell, all of the outstanding Class B Shares held by such Class B Shareholder on the Redemption Date or the Later Redemption Date, as applicable, for a price per Class B Share equal to the Redemption Call Purchase Price.”

8.            Section 5.2 is hereby replaced as follows:

“5.2.	Notice of Exercise of Retraction Call Right. In order to exercise the Retraction Call Right, Parent must notify or cause to be notified in writing each of Exchangeco and the holder of Class B Shares that has tendered a Retraction Request of Parent’s determination to exercise the Retraction Call Right (the “Parent Call Notice”) within five (5) Business Days of receiving a Retraction Call Notice. If Parent delivers or cause to be delivered the Parent Call Notice within such five (5) Business Day period, and provided that the Retraction Request is not withdrawn by the holder in the manner specified in Section 7.6 of the Class B Share Provisions, the Retraction Request shall thereupon be considered to be an offer by the holder to sell the Retracted Shares to Parent in accordance with the Retraction Call Right. In such event, Exchangeco shall not redeem the Retracted Shares and Parent shall purchase from such holder and such holder shall sell to Parent on the Retraction Date the Retracted Shares for a purchase price per Class B Share equal to the Retraction Call Purchase Price. The closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by Exchangeco of such Retracted Shares shall take place on the Retraction Date. In the event that Parent does not deliver or cause to be delivered a Parent Call Notice within such five (5) Business Day period, and provided that the Retraction Request is not withdrawn by the holder in the manner specified in Section 7.6 of the Class B Share Provisions, Exchangeco shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in Article 7 of the Class B Share Provisions.”

[Signature page follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be duly executed and delivered in its name and on its behalf, all as of the day and year first above written.

PARENT:

Glass House Brands Inc. (formerly Mercer Park Brand Acquisition Corp.), a British Columbia corporation

By:	(Signed) Kyle D. Kazan
Name: Kyle D. Kazan
Title: Chairman and Chief Executive Officer

EXCHANGECO:

MPB Acquisition Corp., a Nevada corporation

By:	(Signed): Kyle D. Kazan
Name: Kyle D. Kazan
Title: Chief Executive Officer

SELLERS’ REPRESENTATIVE

(Signed): Kyle D. Kazan
Kyle D. Kazan

ODYSSEY:

Odyssey Trust Company, an Alberta trust company

By:	(Signed): Victor Tran
Name: Victor Tran
Title: Authorized Signatory